EXHIBIT (a)(3)



September 9, 2008


Dear Shareholders:

We have filed our financial results through June 30, 2008 and would like to highlight our recent activities and once again share with you the status of the Company. You can also obtain a copy of our Form 10-QSB at the SEC website www.sec.gov or by calling our office.

In addition, we have prepared a Supplement dated September 9, 2008 to our tender offer dated August 14, 2008, and a copy of the Supplement is attached to this letter.

Financial Results

On August 29, 2008 we filed our financial results on Form 10-QSB and estimated Net Realizable Value at $3.57 per share as of June 30, 2008, a decrease of $0.33 per share from our September 30, 2007 estimated NRV and unchanged from our March 31, 2008 estimate. We remind you that this estimated value does not represent a market price for the shares or any independent valuation of the assets, but is the Company's best estimate of the current Net Realizable Value of our assets.

The following table summarizes our financial results:

                                              Three Months Ended June 30,         Nine Months ended June 30,
                                          -----------------------------------------------------------------------
                                                      2008              2007              2008              2007
                                          ----------------- ----------------- ----------------- -----------------
Total Revenues                                   2,575,919         1,884,079         4,011,238        13,740,948
Cost of Sales                                     (902,746)         (456,029)       (1,008,728)      (11,288,647)
                                          ----------------- ----------------- ----------------- -----------------
   Gross Profit                                  1,673,173         1,428,050         3,002,510         2,452,301
   Total Expenses                                3,306,349         2,790,130        12,477,275         3,560,375
                                          ----------------- ----------------- ----------------- -----------------
   Net Loss                                     (1,628,649)       (1,352,062)       (9,458,836)       (1,069,405)
                                          ================= ================= ================= =================

Our revenues for the three months and nine months ended June 30, 2008 includes approximately $1.8 million which reflects proceeds we received from the sale of our Livermore project, which we had previously fully impaired.

The real estate market remains challenging. Due to declining real estate values and extended marketing periods for properties we have developed, our Total Expenses includes impairment charges totaling $2,680,990 and $11,036,866 during the three months and nine months ended June 30, 2008 and $2,303,348 during the three months and nine months ended June 30, 2007. These impairments result from write downs we have taken in our portfolio as current information indicates that the estimated future cash flows from these investments will not be sufficient to recover the amount we have invested. We continue to closely monitor our investments and will make appropriate adjustments as circumstances warrant.

Investment Portfolio

As of June 30, 2008 we had 24 active projects in our investment portfolio. Fourteen of these investments, totaling $10.0 million, are investments whose purpose is to provide diversification through smaller loan size (typically under $1.0 million) and whose terms provide for monthly interest collection, representing a consistent and reliable source of cash flow.

Of the remaining ten investments, two are land development projects with estimated NRV totaling $5.4 million. Once development approval is obtained we anticipate that our investment will be repaid with proceeds from sale of the property or new financing.

Five investments are development projects with estimated NRV totaling $31.6 million, that have completed construction and are currently selling or renting completed units. Of the 89 residential units remaining in these projects, 54 are currently held as rental units and 35 are held and offered for sale.

The remaining three investments, comprising NRV totaling $14.5 million, finance construction of 63 residential condominium units and 6 office condominiums. Two of those projects are expected be completed by the end of October and the final project, comprising of 40 residential condominiums, is expected to be completed by mid-2009.

The Board of Directors continues to work very hard toward maximizing the value of your shares in BellaVista Capital during this difficult real estate cycle. If you have any questions you may call Patti Wolf, our director in charge of shareholder relations, at 480-563-3381.

Sincerely,



Michael Rider
President